  EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement on Form F-3 and related Prospectus of Attunity Ltd (the “Company”), for the registration of Ordinary Shares, Warrants and Units with a maximum aggregate offering price of $50,000,000, and to the incorporation by reference therein of our report dated May 29, 2015 with respect to the  financial statements of Appfluent Technology, Inc. for the year ended December 31, 2013 included in the Form 6-K of the Company, furnished to the Securities and Exchange Commission on June 1, 2015.

/s/ Aronson LLC
Rockville, Maryland	Aronson LLC
July 20, 2015